Exhibit A

          RESOLUTIONS ADOPTED BY THE DIRECTORS MASON STREET FUNDS, INC.
                               ON NOVEMBER 7, 2002



      RESOLVED, that the Board hereby amends the first paragraph of Article FOURTH of the Articles of Incorporation of the corporation as follows, effective January 31, 2003: "Growth and Income Stock Fund" is changed to "Large Cap Core Stock Fund".

      BE IT FURTHER RESOLVED, that the officers of the corporation are authorized and directed to prepare articles supplementary and amended Articles of Incorporation to reflect the actions taken by these resolutions, to file such articles supplementary and amended articles in accordance with the applicable requirements of the laws of Maryland, and to pay such franchise and bonus taxes as may be due.